August 11, 2022

Via EDGAR:

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for Fiscal Year Ended December 25, 2021

Filed February 18, 2022

File No. 000-21238

Ladies and Gentlemen:

On behalf of Landstar System, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated August 8, 2022 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K of the Company.

As discussed by telephone this afternoon, while the Company is working to respond to the Comment Letter, members of the Company’s senior management team, whose input will be necessary to consider and respond to the Staff’s comments, have various pre-existing conflicts over the next several weeks and additional time will be required to consider and respond to the Staff’s comments. Accordingly, the Company is requesting an extension to September 19 and expects to submit a response by that date.

We are grateful for the Staff’s accommodation in this matter. If you have any questions regarding this letter, please do not hesitate to call Steve Slutzky at (212) 909-6036 or Ben Pedersen at (212) 909-6121.

Best Regards,

/s/ Ben Pedersen

cc:	James Todd, Vice President, Chief Financial Officer and Assistant Secretary

Michael K. Kneller, Vice President, General Counsel and Secretary

Anuja Madmudar, Division of Corporate Finance

Ethan Horowitz, Division of Corporate Finance